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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                            NOTIFICATION OF LATE FILING         SEC FILE NUMBER:
                                                                0-24085
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                                  (Check One):                  CUSIP NUMBER:
                                                                030514103
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      [ ] Form 10-K and Form 10-KSB    [ ] Form 20-F    [ ] Form 11-K

                  [X] Form 10-Q and Form 10-QSB   [ ] Form N-SAR

                  For Period Ended:     June 30, 1999

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition  Report on Form N-SAR
                  For the Transition Period Ended:



    Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


Part I - Registrant Information

         Full Name of Registrant: American Xtal Technology, Inc.
         Former Name if Applicable:
         Address of Principal Executive Office:

                  4311 Solar Way
                  Fremont, CA 94538


Part II - Rules 12b-25(b) and (c)


     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

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[X] (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative


     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

     On May 28, 1999, American Xtal Technology, Inc. entered into definitive agreements to acquire Lyte Optronics, Inc. In connection with the foregoing transaction, the Company has been required to combine its current and past financial results with that of Lyte Optronics'. In addition, Lyte Optronics' Chief Financial Officer and one of its key accounting consultants, are no longer employed with the Company. Accordingly, new management and accounting staff are in the process of reconstructing certain financial information to complete the required quarterly review and Form 10-Q filing. Because of the above, the Form 10-Q cannot be filed by August 15, 1999 without unreasonable effort and / or expense.

Part IV - Other Information


     (1) Name and telephone number of person to contact in regard to this notification:

         Guy D. Atwood, Chief Financial Officer      (510) 683-5900

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes     [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Signature


                         AMERICAN XTAL TECHNOLOGY, INC.

                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date: August 16, 1999                By:  /s/  Guy D. Atwood
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                                         Guy D. Atwood
                                         Chief Financial Officer

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